EXHIBIT 99.1

Galapagos creates new subscription right plans

Mechelen, Belgium; 17 April 2020, 22.01 CET; regulated information –– Galapagos NV (Euronext & NASDAQ: GLPG) announced today that its board of directors created 2,280,500 subscription rights1 under new subscription right plans for the benefit of the personnel of the company and its subsidiaries.

On 17 April 2020, the board of directors of Galapagos approved “Subscription Right Plan 2020 RMV,” intended for the employees of its French subsidiary, Galapagos SASU, and “Subscription Right Plan 2020”, intended for other members of personnel of the company and its subsidiaries, within the framework of the authorized capital. Under these subscription right plans, 2,280,500 subscription rights were created, subject to acceptances, and offered to the beneficiaries of the plans.

The offer of subscription rights to our CEO, Mr. Onno van de Stolpe, remains subject to approval of the annual shareholders’ meeting of 28 April 2020.

The subscription rights have an exercise term of eight years as of the date of the offer and have an exercise price of €168.42 (the average closing price of the share on Euronext Amsterdam and Brussels during the thirty days preceding the date of the offer). The subscription rights are not transferable and in principle cannot be exercised prior to 1 January 2024. Each subscription right gives the right to subscribe to one new Galapagos share. Should the subscription rights be exercised, Galapagos will apply for the listing of the resulting new shares on a regulated stock market. The subscription rights as such will not be listed on any stock market.

Galapagos’ total share capital currently amounts to €350,612,693.52; the total number of securities conferring voting rights is 64,819,022, which is also the total number of voting rights (the “denominator”), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (formerly known as warrants) to subscribe to not yet issued securities conferring voting rights is (i) 5,383,847 warrants under several outstanding employee warrant plans, which equals 5,383,847 voting rights that may result from the exercise of those warrants, and (ii) two warrants issued to Gilead Therapeutics to subscribe for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 25.1% and 29.9%, respectively, of the actually issued and outstanding shares after the exercise of the relevant warrant. This excludes the 2,280,500 subscription rights of Subscription Right Plan 2020 and Subscription Right Plan 2020 RMV, which were created subject to acceptance. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, osteoarthritis and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Director IR
+32 485 19 14 15
ir@glpg.com

Media:
Carmen Vroonen
Senior Director Communications & Public Affairs
+32 473 82 48 74

Evelyn Fox
Director Communications
+31 6 53 591 999
communications@glpg.com

Forward-looking statements
This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

1 “Subscription rights” is the new term for instruments formerly referred to as “warrants,” under the revised Belgian Code of Companies and Associations.